FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number _____0-19763_______________________________

LORUS THERAPEUTICS INC. (Translation of registrant's name into English)
2 MERIDIAN ROAD TORONTO, ONTARIO M9W 4Z7 CANADA _____________________________________________________________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....          No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matter voted upon and the outcome of the votes at the Annual General and Special Shareholders’ Meeting of Lorus Therapeutics Inc. (the “Corporation”) held on September 13, 2005 in Toronto, Ontario.

1.  Appointment of Auditor:

KPMG LLP was appointed auditor of the Corporation until the Corporation’s next annual shareholders’ meeting and the Board of Directors was authorized to fix the auditor’s remuneration.

	Number	Percentage
FOR:	26,571,978	99.3
AGAINST:	0	0
WITHHELD FROM VOTING:	183,590	0.7
TOTAL:	26,755,568	100

2.  Election of Directors:

The following six directors of the Corporation were elected for a term expiring not later than the Corporation’s next annual shareholders’ meeting:  J. Kevin Buchi, Donald W. Paterson, Elly Reisman, Alan Steigrod, Graham Strachan and Jim A. Wright.

	Number	Percentage
FOR:	25,660,588	96.4
AGAINST:	0	0
WITHHELD FROM VOTING:	944,232	3.6
TOTAL:	26,604,820	100

3.  Amendmentsto the Existing 1993 and 2003 Stock Option Plans

The resolution authorizing an amendment to the 1993 and 2003 Stock Option Plans to change the maximum aggregate number of Common Shares of the Corporation that may be reserved for issuance under the Plans from a fixed number to 15% of the issued and outstanding Common Shares from time to time was passed on a vote by ballot.

	Number	Percentage
FOR:	20,781,361	66.57
AGAINST:	10,435,098	33.43
WITHHELD FROM VOTING:	0	0
TOTAL:	31,216,459	100

4.  Authorizing Continuance of the Corporation out of Ontario into the federal jurisdiction

The special resolution authorizing continuance of the Corporation out of Ontario into the federal jurisdiction so that it is governed by the Canada Business Corporations Act was passed.

	Number	Percentage
FOR:	26,520,808	99.3
AGAINST:	181,090	0.67
WITHHELD FROM VOTING:	0	0
TOTAL:	26,701,898	100

For additional information, please see the Company’s management information circular dated as of July 29, 2005 filed in connection with the Annual General and Special Shareholders’ Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005	LORUS THERAPEUTICS INC. (Registrant)
By: ”Shane A. Ellis” (Signature) Shane A. Ellis Vice President Legal Affairs and Corporate Secretary *